Exhibit 99.1

Navistar Expands Product Line with Cummins Westport Engine

VANCOUVER, Feb. 3, 2012 /CNW/ - Cummins Westport Inc. (CWI), a leading provider of high-performance, alternative fuel engines for the global market, announced today that Navistar will offer the Cummins Westport ISL G in the International® TranStar and WorkStar trucks.

The ISL G is the #1 natural gas engine in North America, with over 13,000 engines produced since it was first introduced in 2007.  While initial success was in the transit and refuse markets, more recently the conventional truck market has shown an interest in natural gas.

Roe East, President of Cummins Westport, commented, "Adding Navistar completes the listing of the ISL G with all major North American truck OEMs and reaffirms Cummins Westport's position of market leadership for natural gas engines."

About the Cummins Westport ISL G

The Cummins Westport ISL G, an 8.9 litre stoichiometric cooled-exhaust gas recirculation (EGR) engine, is certified to 2010 EPA emissions, reduces greenhouse gas emissions, and offers top-level performance and efficiency. The ISL G engine is a purpose built natural gas engine manufactured in the Cummins Engine Plant in Rocky Mount, NC that operates on either compressed natural gas (CNG) or liquefied natural gas (LNG), both of which are cost effective, low carbon, and low emissions fuels. With ratings up to 320 hp and 1,000 lb-ft of torque, the ISL G features maintenance free three way catalyst (TWC) aftertreatment, and does not require the use of selective catalytic reduction (SCR) or a diesel particulate filter (DPF)  More information about the ISL G can be found at: www.cumminswestport.com/products/islg.php

About Cummins Westport Inc.

Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  CWI is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ:WPRT / TSX:WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and availability of Cummins Westport products, and other risk factors discussed in Westport Innovations Inc. most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%CIK: 0001370416

For further information:

Inquiries:

Cummins Westport Inc. / Westport Innovations Inc.

Darren Seed

VP, Investor Relations & Communications

Phone: 604-718-2046

Email: invest@westport.com

Web: www.westport.com

Cummins Inc.

Janet Williams

Director - Corporate Communications

Phone: 317-610-2488

Email: janet.williams@cummins.com

Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 16:05e 03-FEB-12